Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Organization
Brightcove UK Ltd	UK
Brightcove Singapore Pte. Ltd.	Singapore
Brightcove K.K.	Japan
Brightcove Korea	Korea
Brightcove Australia Pty Ltd	Australia
Brightcove Holdings, Inc.	Delaware
Bright Bay Co. Ltd.	China
Zencoder Inc.	Delaware